December 27, 2011

Edward P. Bartz

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Copeland Trust, File Nos. 333-169806, 811-22483

Dear Mr. Bartz:

On November 4, 2011, Copeland Funds (the "Registrant"), on behalf of the Copeland Risk Managed Dividend Growth Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 1 to its registration statement under the Securities Act of 1933 on Form N-1A. On December 20, 2011, you provided comments with respect to the Fund.  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Any changes to the summary portion of the prospectus have been carried over to the statutory portion, but are omitted from this letter for the sake of brevity.

Comment 1.  Given that the filing was made within 60 days after the end of the Registrant’s fiscal year, please confirm that the filing will include financial statements as of an interim date within 245 days of the date of the Post-Effective Amendment filing.

Response.  The financial statements for the period ended May 31, 2011 will be incorporated by reference in the Statement of Additional Information, and the financial highlights will be added to the prospectus, by subsequent amendment.

Comment 2.   In the table from the Fees and Expenses of the Fund section in the Fund Summary portion of the Prospectus, please revise any references to a “Fee Deferral” to conform to Item 3, Instruction 3(e) of Form N-1A. This instruction indicates that only references to “expense reimbursements” or “fee waiver arrangements” are appropriate, instead of any references to “fee deferrals.”

Response.  The prospectus will be revised as requested.

Comment 3.  As referenced in the second footnote to the table in the Fees and Expenses of the Fund section in the Fund Summary portion of the Prospectus, please confirm that the fee waiver/expense reimbursement agreement will be filed as an exhibit with the registration statement.

Response.  The fee waiver/expense reimbursement agreement will be filed as an exhibit with the registration statement.

Comment 4.  In the Portfolio Managers portion of the Management Section, please remove all discussion related to the “back tested methodology” of the Copeland Risk Managed Dividend Growth Index, because the Index now has sufficient historical performance by which it can be measured.

Response.  The Registrant is not presenting in the prospectus the prior performance of the Index. Rather, the Registrant is providing a description of how the Index was developed, including important disclosure that some years were the result of back testing.  The Registrant believes that the disclosure is accurate and appropriate and therefore has declined to remove the disclosure.  The Fund's calendar year performance information will be added to the Summary section of the Prospectus as required by Form N-1A.

Comment 5.  When the Fund’s performance comparison is included in the future, please do not compare the Fund’s performance to the Copeland Risk Managed Dividend Growth Index, because that index is what the Fund is attempting to track.

Response.  An appropriate broad based securities index will be used for performance comparison in the prospectus.

Comment 6.  In the Board Leadership Structure portion of the Management section of the Statement of Additional Information, please insert a statement that a determination has been made that that the Board Leadership Structure is appropriate, in accordance with Item 17(b)(1) of Form N-1A.

Response.  The Statement of Additional Information has been revised as follows:

"The Trust believes that its independent Chairman, together with the Audit Committee, is an effective and appropriate leadership structure given the nature of the Fund and the fact that the Fund is currently the only series of the Trust".

Comment 7.  In the Board Committees portion of the Management section of the Statement of Additional Information, please insert discussion of the number of meeting held in the last fiscal year, in accordance with Item 17(b)(2)(iii) of Form N-1A.

Response.  The disclosure will be revised as requested.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (614) 469-3265.

Sincerely,

/s/ JoAnn M. Strasser

JoAnn M. Strasser